UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

LOOP MEDIA, Inc.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities) 54352F206
(CUSIP Number)
September 26, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54352F206
(1)	Names of Reporting Persons
Bruce A. Cassidy 2013 Irrevocable Trust Dated June 18, 2013, an Ohio Legacy Trust Company
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
	(5) Sole Voting Power:	3,889,254*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	3,889,254*
	(8) Shared Dispositive Power:	0*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,889,254*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11)	Percent of Class Represented by Amount in Row (9)
6.9%*
(12)	Type of Reporting Person
00

* See Item 4 for additional information.

Item 1(a). Name Of Issuer: Loop Media, Inc., a Nevada corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

2600 West Olive Avenue, Suite 5470

Glendale, CA 91505

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being filed by the Bruce A. Cassidy 2013 Irrevocable Trust Dated June 18, 2013, an Ohio Legacy Trust Company (the “Cassidy Trust” or the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 103 Plaza Drive, Suite B, St. Clairsville, Ohio 43950.

Item 2(c). Citizenship:

The Cassidy Trust is organized under the laws of the State of Ohio.

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.:

54352F206

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership: As reported in the cover page to this report, the ownership information with respect to the Cassidy Trust is as follows:

(a)	Amount Beneficially Owned:		3,889,254*
(b)	Percent of Class:		6.9
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	3,889,254*
	(ii)	shared power to vote or to direct the vote:	0
	(iii)	sole power to dispose or to direct the disposition of:	3,889,254*
	(iv)	shared power to dispose or to direct the disposition of:	0

* As of September  26, 2022, the Cassidy Trust held 3,866,527 shares of Common Stock and a warrant to purchase up to 22,727 shares of Common Stock currently exercisable at $8.25 per share.

The reported beneficial ownership percentage is based upon approximately 56,381,209 shares of Common Stock issued and outstanding as of the date hereof , based on information received from the Issuer and other public information.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2023

BRUCE A. CASSIDY 2013 IRREVOCABLE TRUST DATED JUNE 18, 2013, AN OHIO LEGACY TRUST

By:	The Preferred Legacy Trust Company, its Trustee

By:	/s/ Tiffany Rockstroh
Name: Tiffany Rockstroh
Title: Executive Vice President

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)